Exhibit 99.1

CONTACT:  Retalix Ltd.
          Hugo Goldman
          +972-9-776-6677
          investors@retalix.com

Retalix Schedules Date for Second Quarter Financial Results and
Conference Call

RA'ANANA, Israel, July 18, 2011 -- Retalix® Ltd. (NasdaqGS:RTLX), will announce its second quarter financial results on Wednesday, August 3, 2011.

Following the earnings press release, the Company's executive management will discuss the quarter’s results, as well as the Company's strategy and future outlook, in a teleconference with analysts and investors.

Date: August 3, 2011
Time: 9:00 AM ET / 4:00 PM Israel

To listen via Internet: http://www.retalix.com/Conference-call.cfm

To participate in the live call:

USA: 1-888-407-2553
UK: 0-800-917-5108
Israel: 1-800-227-297
International: +972-3-9180610

About Retalix

Retalix is an independent provider of software solutions and services to retailers and distributors worldwide. Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. The Company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information, visit http://www.retalix.com, the contents of which are not part of this press release. Follow Retalix on Twitter: @Retalix.